Exhibit (a)(1)(iv)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock and Series A Convertible Voting Preferred Stock

of

Cidara Therapeutics, Inc.

at

$221.50 Net per Common Share and $15,505.00 Net Per Series A Share

Pursuant to the Offer to Purchase Dated December 5, 2025

by

Caymus Purchaser, Inc.

a whollv owned subsidiary off

Merck Sharp & Dohme LLC

a wholly owned subsidiary of

Merck & Co., Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JANUARY 6, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 5, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Caymus Purchaser, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Parent”), to act as the information agent (the “Information Agent”) in connection with Purchaser’s offer to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Common Shares”) and all of the outstanding shares of Series A Convertible Voting Preferred Stock, par value $0.0001 per share (the “Series A Shares”, with the Common Shares and the Series A Shares referred to collectively as the “Shares”), of Cidara Therapeutics, Inc., a Delaware corporation (“Cidara”), at a purchase price of $221.50 per Common Share and $15,505.00 per Series A Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee are copies of the following documents:

1.	The Offer to Purchase.

2.	The related Letter of Transmittal for the information of your clients only.

3.	IRS Form W-9 and instructions providing information relating to federal income tax backup withholding.

4.	Notice of Guaranteed Delivery for the information of your clients only.

5.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

6.	Cidara’s Solicitation/Recommendation Statement on Schedule 14D-9 dated December 5, 2025.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JANUARY 6, 2026, UNLESS THE OFFER IS EXTENDED OR EARLY TERMINATED (SUCH TIME OR SUCH SUBSEQUENT TIME TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED IN ACCORDANCE WITH THE MERGER AGREEMENT (AS DEFINED BELOW), THE “EXPIRATION DATE”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 13, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Cidara, Parent and Purchaser. The Merger Agreement provides, among other things, that as promptly as reasonably practicable following (but in any event on the same date as) the acceptance of the Shares for payment (the “Offer Acceptance Time”), subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Cidara (the “Merger”), with Cidara continuing as the surviving corporation and a wholly owned indirect subsidiary of Parent. At the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Merger Effective Time”), each outstanding Share (other than (i) Shares held by Cidara or held in Cidara’s treasury, (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Merger Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Merger Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be automatically converted into the right to receive the applicable Offer Price, in cash, without interest, subject to any applicable withholding of taxes. No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of Cidara who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Merger Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The board of directors of Cidara (the “Cidara Board”), at a meeting duly called and held, unanimously (excluding a recused director) (a) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), are advisable and fair to, and in the best interest of, Cidara and its stockholders; (b) determined that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL; (c) authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation by Cidara of the Transactions; and (d) resolved to recommend that Cidara’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), including Rule 14e-l(c) under the Securities Exchange

Act of 1934, as amended, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares if, at any scheduled Expiration Date, any of the following conditions as set forth in the Merger Agreement are not satisfied or waived in writing by Parent as of the Expiration Date: (a) the number of Shares validly tendered and not validly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary,” as such terms are defined by Section 251(h)(6) of the DGCL), would represent (with respect to the Series A Shares, on an as-converted-to-Common-Shares basis) one more than 50% of the total number of Shares entitled to vote and outstanding at the time of expiration of the Offer; (b) the representations and warranties of Cidara as set forth in the Merger Agreement are true and correct, subject to applicable materiality and other qualifiers as set forth in the Merger Agreement (the “Representations Condition”); (c) Cidara has complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Obligations Condition”); (d) Parent and Purchaser have received a certificate executed on behalf of Cidara by Cidara’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Obligations Condition and the MAE Condition (as defined below) have been duly satisfied; (e) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the HSR Act will have been obtained, received or will have terminated or expired, as the case may be; (f) there not having been issued by any court of competent jurisdiction or remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor will any action have been taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger; (g) since the date of the Merger Agreement, there not having occurred a Material Adverse Effect that is continuing (the “MAE Condition”); and (h) the Merger Agreement not having been terminated in accordance with its terms. These conditions to the Offer are described in “The Offer-Section 15-Conditions to the Offer” of the Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or any other person (other than to the Information Agent and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their clients.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, the Depositary must receive an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, at one of the Depositary’s addresses set forth on the back cover of the Offer to Purchase on or prior to the Expiration Date and Shares should be tendered by book-entry transfer and the Depositary must receive timely confirmation of the book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at its address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Innisfree M&A Incorporated.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS WILL RENDER YOU THE AGENT OF PARENT, PURCHASER, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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